        October 24, 2019

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 2, 2019

File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated October 15, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Form F-1 filed October 2, 2019

Prospectus Summary

The Offering, page 5

1.	We note your disclosure here that "net proceeds of this offering in the amount of $500,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters." Please revise your "Use of Proceeds" disclosure on page 26 to be consistent with this disclosure.

Response: In response to the Staff’s comment, he Company revised its disclosure on page 26 of Amendment No. 2.

Risk Factors

Risks Related to Our Business

"Our executive officers, directors and affiliates own a significant percentage of our shares . . .”

2.

We note your disclosure that, "[a]s of September 30, 2019, our executive officers, directors and affiliates beneficially own approximately 62.04% of our outstanding Ordinary Shares." We also note your disclosure that you have applied to list your Ordinary Shares on the Nasdaq Capital Market. Please disclose whether you will be a "controlled company" following this offering under the applicable Nasdaq listing standard and, if so, whether you will use related exemptions to governance rules under those standards.

Response: Pursuant to Nasdaq listing Rule 5615(c)(1), a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. No individual, group or other company will control more than 50% of the voting power for the election of directors of the Company and no individual, group or other company is anticipated to own such an amount. Accordingly, the Company will not be a controlled company under applicable Nasdaq listing standards.

Capitalization, page 28

3.	Please revise to update the information as of June 30, 2019.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 28 of Amendment No. 2.

Dilution, page 29

4.	Please revise to update the information as of June 30, 2019.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 29 of Amendment No. 2.

Contingencies, page 44

5.	Please include the "Tabular disclosure of contractual obligations" required by Item 5.F. of Form 20-F, or tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 44 of Amendment No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC